HOLLINGER INC.

                        HOLLINGER INTERNATIONAL INC.

                HOLLINGER CANADIAN PUBLISHING HOLDINGS INC.

                               PRESS RELEASE

             HOLLINGER CANADIAN NEWSPAPERS, LIMITED PARTNERSHIP
                              PUBLIC OFFERING

Toronto, Canada, June 10, 1999: -- Hollinger Canadian Publishing Holdings Inc. ("Hollinger Canadian") (TSE, ASE: HCP.U) and its affiliates, Hollinger Inc. ("Hollinger") (TSE, ME, VSE: HLG.C; Nasdaq: HLGCF) and Hollinger International Inc. ("Hollinger International") (NYSE: HLR), announce that Hollinger Canadian Newspapers, Limited Partnership (the "Partnership") has filed a preliminary prospectus in each of the provinces of Canada in connection with a public offering of limited partnership units. The offering is being managed by an underwriting syndicate led by CIBC World Markets Inc. and Salman Partners Inc.

The Partnership is a leading Canadian publisher of daily and weekly newspapers, magazines and speciality publications. The Partnership's publications include 48 daily community newspapers, 180 non-daily newspapers and shopping guides (comprised of 25 paid and 155 unpaid publications), and 106 magazines and speciality publications. These publications are generally strategically clustered and are primarily distributed in communities in smaller urban, suburban and rural markets across Canada.

Hollinger International, through its subsidiaries and affiliated companies, is a leading publisher of English- language newspapers in the United States, the United Kingdom, Canada and Israel. Included among the 87 paid daily newspapers that the company wholly owns or has an interest in are The Chicago Sun-Times, The Daily Telegraph (London) and The Ottawa Citizen. In addition, the company owns or has an interest in 273 non-daily newspapers as well as magazines and other publications.


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Hollinger Inc. is a Canadian-based international newspaper company that through its subsidiaries is engaged primarily in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel.


For further information please call:

J.A. Boultbee                            Peter Y. Atkinson
Executive Vice-President                 Vice-President and
  and CFO                                   General Counsel
Hollinger Inc.                           Hollinger Inc.
(416) 363-8721                           (416) 363-8721